Exhibit 4.7

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT PURSUANT TO ITEM 601(A)(6) OF REGULATION S-K DUE TO PERSONAL PRIVACY CONCERNS. REDACTED INFORMATION IS INDICATED BY: [***]

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement dated the 19th day of January 2017

BETWEEN:

CARDIOL THERAPEUTICS INC., a corporation carrying on business in the Province of Ontario (the “Company”)

- and -

DAVID ELSLEY, an individual resident in Oakville, Ontario (the “Executive”)

Whereas:

A.

The Company wishes to retain the services of the Executive as the President and Chief Executive Officer and the Executive wishes to provide such services in accordance with the terms and conditions of this Executive Employment Agreement;

B.	The Executive has been provided with the terms and conditions contained herein, which the Executive acknowledges as good and sufficient consideration;
C.

The Parties agree that should the Executive cease to be employed by the Company and compete with the Company and its Affiliates, or otherwise solicit the customers, employees or suppliers of the Company and its Affiliates, that the Company and its Affiliates would be irreparably harmed; and

D.

This Agreement imposes obligations of secrecy on the Company’s information and the Executive has been given an opportunity to review all of these terms and to obtain advice from its advisors, and has been strongly encouraged to obtain independent legal advice prior to executing this Agreement.

The Parties agree as follows:

DEFINITIONS AND INTERPRETATIONS

1.1.	In this Agreement, including the recitals hereto:
(a)	“Affiliate” has the meaning set out in the Business Corporations Act (Ontario), as amended from time to time;
(b)	“Agreement” means this Executive Employment Agreement, as from time to time supplemented or amended by one or more agreements entered into pursuant to the applicable provisions hereof;

(c)

“Applicable Laws” means, in relation to this Agreement, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgments, orders and decrees issued by any authorized authority by which such person is bound or having application to the Agreement;

(d)

“Applicable Privacy Laws” means any and all Applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law;

(e)	“Base Salary” means the amount paid to the Executive by the Company pursuant to Article 4.1;
(f)	“Board” means the Board of Directors of the Company;
(g)

“Business of the Company” means a biotechnology company focused on the research and commercial development of proprietary drug delivery technologies designed to enhance the bioavailability and drug targeting characteristics of lipophilic drugs including cannabinoids;

(h)

“Cause” means any reason which would entitle the Company to terminate the Executive’s employment without notice or payment in lieu of notice at common law and includes, without limiting the generality of the foregoing:

(i)	the criminal conviction of the Executive of an offence involving dishonesty or a breach of trust as regards the Company or its Affiliates;
(ii)

the commission by the Executive of any act of theft, fraud, embezzlement or misappropriation of property or funds of the Company or any of its Affiliates, regardless of whether a criminal conviction is obtained;

(iii)

the material breach by the Executive of any of his covenants or obligations under this Agreement including, without limitation, any non-solicitation, non-competition or confidentiality covenants with the Company; and

(iv)	the knowing or willful material violation of Applicable Laws relating to securities by the Executive;
(i)	“Company” has the meaning ascribed to it in the Recitals;
(j)

“Confidential Information” means any information of a confidential or proprietary nature which relates to the Company, including trade secrets, technical expertise or information, marketing strategies, sales and pricing policies, financial information, business, marketing or technical plans, programs, methods, techniques, concepts, formulas, documentation, intellectual property, software, industrial designs, products, technical studies and data, strategic studies, engineering information, client and supplier lists, personnel information, and all documents relating to intellectual property, discoveries, concepts, ideas, improvements, inventions, patents, activities, technology, machinery, equipment, developments and know-how, and any other materials or information related to the business or activities of the Company which has not been made available generally to the public. Notwithstanding the foregoing, Confidential Information shall not include any information which is or becomes public knowledge through no fault of the Executive;

(k)

“Corporate Property” includes all property issued by the Company to the Executive for the purposes of carrying out the Executive’s duties under this Agreement, all documents relating to the business of the Company, and any and all Confidential Information, proprietary technology, financial, operating and training information, all works of expression and any copyrights in such works, current or potential business contacts and contract development information, patentable inventions, discoveries or trade secrets, and any materials, tools, equipment, devices, records, files, data, tapes, computer programs, computer disks, software, communications, letters, proposals, memoranda, lists, drawings, blueprints, correspondence, specifications or any other documents or property belonging to the Company or relating to the Business of the Company, and all copies thereof and therefrom;

(l)	“Effective Date” means January 19, 2017;
(m)	“Executive” has the meaning ascribed to it in the Recitals;
(n)	“Notice” means any Notice given by one Party to the other Party in accordance with Article 14;
(o)	“Party” means one or other of the Executive and the Company, and “Parties” means the Executive and the Company;
(p)	“Permanent Disability” means a mental or physical state whereby:
(i)

the Executive is unable, due to illness, disease, mental or physical disability or similar cause, to fulfill his obligations as an employee or officer of the Company for a cumulative period of six (6) months out of nine (9) consecutive calendar months;

(ii)	the Executive is declared by a Court of competent jurisdiction to be mentally incompetent or incapable of managing his affairs; or
(iii)	the Company cannot accommodate that disability without causing undue hardship to the Company;
(q)	“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative, and “Persons” means a group of more than one Person;
(r)	“Personal Information” means information about an identifiable individual;
(s)	“Personal Information Disclosure” has the meaning ascribed to it in Article 13.2;
(t)

“Restricted Capacity” means the involvement of the Executive in a capacity that, whether directly or indirectly, individually or in partnership or otherwise jointly or in concert with any other Person: (i) provides advice to or has a financial interest in any Person in a business that is the same as the Business of the Company; or (ii) lends money to, provides financial assistance to or guarantees the debts or obligations of any Person for the purpose of conducting a business that is the same as the Business of the Company;

(u)	“Restricted Area” means the provinces of Alberta, Ontario and Quebec;
(v)	“Restricted Period” means the period lasting twelve (12) months from the Termination Date;
(w)	“Term” means the period during which this Agreement remains in force pursuant to Term 2.2; and
(x)

“Termination Date” means the last day actively worked by the Executive for the Company, and specifically excludes the Notice Period provided under Article 7, regardless of the reason for or method of the termination of the Executive.

1.2.	The headings in this Agreement are inserted for convenience and ease of reference only, and shall not affect the construction or interpretation of this Agreement.
1.3.	All words in this Agreement importing the singular number include the plural, and vice versa. All words importing gender include the masculine, feminine and neutral genders.
1.4.	Unless stated otherwise herein, all monetary amounts are in Canadian dollars, and subject to any and all withholding by the Company as required by applicable law.
1.1.

The word “including”, when following any general statement or term, is not to be construed as limiting the general statement or term to the specific items or matters set forth or to similar items or matters, but rather as permitting the general statement or term to refer to all other items or matters that could reasonably fall within its broadest possible scope.

1.2.

A reference to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations.

1.3.	A reference to an entity includes any successor to that entity.
1.4.	A reference to “approval”, “authorization” or “consent” means written approval, authorization or consent.
1.5.

A reference to an Article is to an Article of this Agreement and the reference to a Section followed by a number or some combination of numbers and letters refers to the section, paragraph, subparagraph, clause or sub-clause of this Agreement so designated.

ARTICLE 2

EMPLOYMENT OF EXECUTIVE

2.1.

The Company agrees to employ the Executive as the President and Chief Executive Officer of the Company, and the Executive agrees to accept such employment, all in accordance with the terms and conditions of this Agreement.

2.2.	The Term of this Agreement and the Executive’s employment with the Company shall commence on the Effective Date and continue for a period of five (5) years (the “Initial Term”), unless terminated earlier by the Company or the Executive pursuant to the terms and conditions of this Agreement. Following the Initial Term, the parties will have the option to renew this Agreement for successive three (3) year terms (each, a “Renewal Term”) commencing on the expiration of the Initial Term and on the expiration of each subsequent Renewal Term, subject to mutual agreement between the Executive and the Company. Notwithstanding the above, the employment of the Executive is subject to earlier termination under Article 7. If the Executive elects not to renew this Agreement at the end of the Initial Term or any Renewal Term, termination of the Executive’s employment will not be characterized as a Termination Without Cause as defined under Section 7.1(e).

ARTICLE 3

DUTIES OF THE EXECUTIVE

3.1.	During the Term of this Agreement, the Executive shall:
(a)	report directly to the Board;
(b)

perform such duties and responsibilities of the President and Chief Executive Officer of the Company, including those duties and responsibilities customarily performed by a person holding the same or equivalent position in entities of a similar size to the Company, engaged in a business similar to that of the Company, as well as such other related duties and responsibilities as may be assigned to the Executive from time to time;

(c)	accept the position of Director of the Board, and such other office or offices in the Company which the Executive may be elected or appointed to by the Company;
(d)

observe and follow the policies and procedures established by the Company, which the Executive acknowledges and agrees have been provided to the Executive for review prior to the Effective Date, and such policies and procedures adopted by the Company from time to time, all of which are subject to change by the Company in its sole discretion; and

(e)

devote substantially all of the Executive’s working time, attention, efforts and skill to the performance of the Executive’s employment duties and responsibilities and business of the Company, provide exclusive services to the Company and truly and faithfully serve the best interests of the Company at all times.

3.2.

The Executive will work primarily out of the Company’s head office located in Oakville, Ontario, or such other location as the Company may determine is appropriate for the Company’s head office. The Executive agrees that travel to other cities or locations in which the Company operates will be required as part of the Executive’s employment duties.

ARTICLE 4

REMUNERATION

4.1.

As of the Effective Date, the Company shall pay to the Executive a salary of $108,000.00 per annum (the “Base Salary”), less all applicable deductions, payable bi-monthly and in accordance with the Company’s payroll practices and policies. The Base Salary is subject to be increased as follows:

(a)	If the Company secures not less than $3,000,000.00 in total gross financing proceeds during the period of February 1, 2017 to December 31, 2018, the Base Salary will be increased to $200,000.00 per annum effective immediately upon the closing of such financing.

(b)

If the Company secures not less than $4,500,000.00 in total gross financing proceeds during the period of February 1, 2017 to December 31, 2019, the Base Salary will be increased to $300,000.00 per annum effective immediately upon the closing of such financing.

(c)

If the Company secures not less than $10,000,000.00 in total gross financing proceeds during the period of February 1, 2017 to December 31, 2019, the Base Salary will be increased effective immediately upon the closing of such financing to a market rate salary (the “Market Rate Salary”). The Market Rate Salary will be set by the Board’s compensation committee in accordance with Board-approved compensation policies and guidelines and will be consistent with compensation paid to the president and chief executive officer of similar entities within the North American biotechnology industry.

4.2.

The Company shall reimburse the Executive for all reasonable out-of-pocket expenses, provided that such reasonable expenses were incurred in the performance of the Executive’s employment duties and are payable in accordance with the applicable policies and procedures of the Company, as may be amended by the Company in its sole discretion from time to time. All payments or reimbursements of expenses shall be subject to the submission by the Executive of appropriate vouchers, bills and receipts.

4.3.

The Executive shall be eligible to receive an annual incentive bonus, in an amount up to fifty percent (50%) of the Executive’s Base Salary as determined by the Board based on the attainment of individual and corporate metrics, pro-rated for partial years of service (the “Bonus”). The Bonus, if payable, shall be paid after the Company has completed its annual audited financial statements.

4.4.	The Executive will be granted the opportunity to participate in any stock option plan adopted by the Company at a level to be determined by the Board’s compensation committee.

ARTICLE 5

BENEFITS

5.1.

During the Term of this Agreement, the Executive will be eligible to participate in any benefit programs generally applicable to executives of the Company in force or adopted by the Company from time to time and as amended by the Company in its sole discretion (including health, dental, disability, life insurance, travel and critical illness), all subject to the terms of the policies provided by the relevant insurer.

The Executive’s participation in any of the Company’s benefit plans shall be in accordance with and subject to all of the terms and conditions of such plans or policies in force or adopted by the Company from time to time and as amended by the Company in its sole discretion.

ARTICLE 6

VACATION

6.1.	The Executive shall be entitled to an annual paid vacation of six (6) weeks, pro-rated for partial years of service.

ARTICLE 7

TERMINATION

7.1.	This Agreement and the employment relationship hereunder may be terminated in any of the following circumstances:
(a)

Death: This Agreement shall automatically terminate upon the death of the Executive, in which case the Executive’s estate shall have no claim against the Company for damages or otherwise arising out of or in respect of this Agreement or the Executive’s employment with the Company, except for payment of any compensation accrued to the date of death, as outlined in Section 7.2.

(b)

Permanent Disability: In the event that the Executive suffers a Permanent Disability, the employment of the Executive may be terminated by the Company upon thirty (30) days’ notice to the Executive; except that if the termination of the Executive’s employment would impair the Executive’s ability to receive long term disability benefits in whole or in part the Executive shall, in lieu of termination, be placed on an unpaid leave of absence, it being understood that the Executive shall not be entitled to re-employment by the Company after such leave of absence or when the Executive ceases to be in receipt of such benefits. The Executive agrees that if the Company terminates the Executive for a Permanent Disability, this Agreement will have been frustrated and, in any event, that accommodating a Permanent Disability would impose an undue hardship on the Company.

(c)

Voluntarily: The Executive may voluntarily terminate this Agreement by providing the Company with 90 days written notice of his intention to do so (the “Resignation Period”). The Company may waive its entitlement to notice by providing the Executive with a payment equivalent to that portion of the Executive’s Base Salary which would have been payable to him during the Resignation Period.

(d)

Cause: Notwithstanding any other term of this Agreement, the Company may terminate the employment of the Executive and terminate this Agreement at any time for just Cause without any compensation, payment or liability whatsoever to the Executive except for payment of the Executive’s Base Salary, to the Termination Date, and payment of any outstanding vacation pay.  The Executive’s benefits, including group health benefits, will cease on the Termination Date save and except for any obligations under the Employment Standards Act, 2000 (Ontario) or other applicable provincial employment legislation. For clarity, without limiting the foregoing, the Executive shall not be entitled to any bonus or pro rata bonus payment not already paid on or before the Termination Date.

(e)

Without Cause: The Company may, in its absolute discretion, terminate this Agreement and the employment of the Executive without Cause at any time and for any reason (“Termination Without Cause”) by providing the Executive with prior written notice of termination or payment in lieu of notice, or any combination thereof (the “Notice Period”) in accordance with the following:

(i)	if the Executive is Terminated Without Cause on or after July 1st, 2017, the Notice Period will be equal to twelve (12) months;
(ii)	if the executive is Terminated Without Cause on or after July 1st, 2022, the Notice Period will be equal to eighteen (18) months.

The Executive will receive any unpaid annual Base Salary earned up to and including the Termination Date and any expense reimbursement approved up to and including the Termination Date. The Executive will be entitled to payment of all unused accrued vacation, calculated as prescribed by the Employment Standards Act, 2000 (Ontario) or other applicable provincial employment legislation, including, where applicable, any accrual relating to the minimum notice period prescribed by the Employment Standards Act, 2000 (Ontario) or other applicable provincial employment legislation. If the Company elects to provide pay in lieu of notice it is calculated as:

(i)	prorated annual Base Salary; and
(ii)	an additional ten (10%) percent for loss of fringe benefits.
7.2.

If the Executive is Terminated Without Cause, subject to and in accordance with the terms of the applicable group benefit plan, the Company will continue to provide those group insurance benefits in which the Executive is participating at the Termination Date for the Notice Period or until the Executive obtains alternate employment, whichever occurs first. If any such benefits cannot be continued, the Company will provide the Executive with monetary compensation in lieu thereof in an amount equal to the Company’s premium cost for the continuation of those benefits in respect of any period of non-continuation that falls during the Notice Period.

7.3.

Upon termination of the Executive’s employment pursuant to subsections 7.1(a), (b), (c) or (d), the Executive or the Executive’s estate (where applicable) shall only be entitled to: (i) payment of any portion of the Base Salary due and owing up to the Termination Date; (ii) reimbursement of all expenses properly incurred up to the Termination Date; (iii) provision of all benefits up to the Termination Date; and (iv) payment for any accrued but unused vacation pay due and outstanding up to the Termination Date.

7.4.

If the Executive is Terminated Without Cause, all unvested stock options held by the Executive will vest immediately and be exercisable by the Executive at any time up to the original expiry date of the options as outlined in the stock option certificate(s).

7.5.	The Executive’s right to receive the Notice Period shall not be subject to any duty to mitigate, nor affected by any actual mitigation by the Executive.
7.6.	Receipt of the Notice Period shall be subject to the prior execution by the Executive of a Release in substantially the same form as Schedule “A” to this Agreement.
7.7.

The Executive agrees that by complying with the terms of this Article 7, the Company shall have satisfied all of its obligations to the Executive in relation to the termination of the Executive’s employment and the Company shall not be obligated to make any other payments (except for those amounts specified in this Article 7), and any payment specified in this Article 7 shall be accepted and received by the Executive in lieu of any common law notice, statutory notice or payment or claim for any dismissal damages.

7.8.

The Executive grants the Company the right to set-off against the Notice Period, or any other payment outlined in this Article 7, any amount which the Executive owes to the Company, whether immediately due and owing or not.

7.9.	All payments outlined in this Article 7 shall be subject to any and all withholdings and deductions required to be made by the Company by Applicable Laws.

7.10.

Upon termination of the Executive’s employment for any reason, the Executive shall be deemed to have resigned as a director and officer of the Company and its Affiliates as of the Termination Date. The Executive shall promptly execute and deliver upon termination any document reasonably required by the Company to evidence the foregoing resignation.

ARTICLE 8

COVENANT NOT TO SOLICIT

8.1.

Except with the prior written consent of the Company, the Executive shall not, at any time during the Term or the Restricted Period, solicit or attempt or cause to be solicited, directly or indirectly, any person reasonably known by the Executive to be an actual officer, employee, contractor, consultant or agent of the Company or its Affiliates, who was working in the service of the Company up to and including the Termination Date, for the purposes of offering such person employment, consulting or business opportunities with any person or entity other than the Company or its Affiliates.

8.2.

Except with the prior written consent of the Company, the Executive shall not, at any time during Term and the Restricted Period, solicit or attempt or cause to be solicited, directly or indirectly, whether for the Executive’s own account or for the account of any other Person, business in the Restricted Area that is the same as or similar to the Business of the Company from any actual customer or supplier of the Company or its Affiliates, who was such a customer up to and including the Termination Date, with whom the Executive had more than fleeting contact as a result of the Executive’s employment with the Company and whom the Executive can reasonably identify as such a customer or client or supplier.

ARTICLE 9

COVENANT NOT TO COMPETE

9.1.

Except with the prior written consent of the Company, during the Term and the Restricted Period, the Executive shall not become a party to or be involved in any Restricted Capacity, directly or indirectly, whether as an employer, employee, consultant, director, officer, owner, advisor, broker, finder, partner, lender, lessor or lessee of equipment, guarantor, shareholder, joint venturer, or otherwise, with any Person operating or intending to operate in the Restricted Area who is utilizing or pursuing an opportunity in, or is involved in, engaged in, or has an interest in, business that is the same as or similar to the Business of the Company. Notwithstanding the foregoing, the Executive is not prohibited from being involved with an entity in a capacity that is unrelated to the Business of the Company in the Restricted Area.

ARTICLE 10

FIDUCIARY OBLIGATIONS AND CONFIDENTIAL INFORMATION

10.1.

The Executive acknowledges and agrees that in performing the Executive’s duties and responsibilities pursuant to this Agreement, the Executive will occupy a position of high fiduciary trust and confidence with the Company, pursuant to which the Executive will develop and acquire wide experience and knowledge with respect to all aspects of the Business of the Company and the manner in which such business is conducted. It is the express intent and agreement of the Executive and the Company that such knowledge and experience shall be used solely and exclusively in furtherance of the business interests of the Corporation and not in any manner detrimental to them. The Executive therefore agrees that the Executive is a fiduciary of the Company, and shall not engage in any practice or business that is detrimental to the interests of the Corporation. The Executive further agrees that the Executive’s fiduciary duties, as outlined in this Agreement and as determined at common law, shall survive the termination of the Executive’s employment for any reason.

10.2.

The Executive further acknowledges and agrees that in performing the duties and responsibilities of the Executive’s employment, he will become knowledgeable with respect to a wide variety of Confidential Information which is the exclusive property of the Company, the disclosure of which would cause irreparable harm to the Company. The Executive therefore agrees that during the Term and following the Termination Date, the Executive shall: (i) treat confidentially all Confidential Information; (ii) hold Confidential Information in the strictest of confidence and in trust for the sole benefit of the Company; (iii) not disclose, publish or make available by any method Confidential Information to any unauthorized person; and (iv) not use any Confidential Information for any purpose other than for the specific purpose of acting in the best interests of the Company and carrying out the Executive’s duties pursuant to this Agreement, unless the Executive has obtained the prior written consent of the Board, which consent may be refused in its sole discretion.

ARTICLE 11

CORPORATE PROPERTY AND BUSINESS RECORDS

11.1.

The Executive agrees to promptly deliver to the Company, upon termination of the Executive’s employment, or at any other time when the Company so requests, all Corporate Property and Confidential Information. The obligation of confidentiality set forth in Article 10 shall continue notwithstanding the Executive’s delivery of any such documents to the Company.

11.2.

The Executive confirms that all of the Corporate Property and Confidential Information which is required to be delivered to the Company pursuant to this Article 11 constitute the exclusive property of the Company.

ARTICLE 12

REASONABLENESS OF COVENANTS

12.1.

The Executive hereby agrees that all restrictions contained in this Agreement are reasonable, valid and necessary protections of the Company’s proprietary business interests and hereby waives any and all defenses to the strict enforcement thereof by the Company. If any covenant or provision of this Agreement is determined to be void or unenforceable in whole or in part, for any reason, it shall be deemed not to affect or impair the validity of any other covenant or provision of this Agreement, which shall remain in full force and effect. If any of the covenants in Articles 8 or 9 are held to be unreasonable or unenforceable by reason of their temporal, geographic or business scope, or otherwise, then such covenants will be given effect to in such reduced form as a court of competent jurisdiction may hold to be reasonable and enforceable.

12.2.

The Executive acknowledges and agrees that the Company will suffer irreparable harm if the Executive breaches any of the obligations under Articles 8, 9, or 10 and that monetary damages would be impossible to quantify and would be inadequate to compensate the Company for such a breach. Accordingly, the Executive agrees that in the event of a breach, or a threatened breach, by the Executive of any of the provisions of Articles 8, 9 or 10, the Company shall be entitled to obtain, in addition to any other rights, remedies or damages available to the Company at law or in equity, a preliminary and permanent injunction, without having to prove damages, in order to prevent or restrain any such breach, or threatened breach, by the Executive, or by any or all of the Executive’s partners, employers, executives, servants, agents, representatives and any other persons directly or indirectly acting for, or on behalf of, or with, the Executive, and that the Company shall be entitled to all of its costs and expenses incurred in obtaining such relief.

ARTICLE 13

PRIVACY

13.1.

The Executive acknowledges and agrees that he will take all necessary steps to protect and maintain Personal Information of the employees, consultants or customers of the Company obtained in the course of his employment with the Company. The Executive shall at all times comply, and shall assist the Company to comply, with all Applicable Privacy Laws.

13.2.

The Executive acknowledges and agrees that the disclosure of the Executive’s Personal Information may be required as part of the ongoing operations of the Company’s business, as required by law or regulatory agencies, as part of the Company’s audit process, or as part of a potential business or commercial transaction or as part of the Company’s management of the employment relationship (the “Personal Information Disclosure”), and the Executive hereby grants consent as may be required by Applicable Privacy Laws to the Personal Information Disclosure.

ARTICLE 14

NOTICES

14.1.	Any Notice required to be given hereunder may be provided by personal delivery, by registered mail or by facsimile to the Parties hereto at the following addresses:

To the Company:

CARDIOL THERAPEUTICS INC.
2275 Upper Middle Road East, Suite 101
Oakville, Ontario
L6H 03C

Email: [***]

Attention: Terry Lynch

To the Executive:

***
***
***

14.2.

Any Notice, direction or other instrument shall, if delivered, be deemed to have been given and received on the business day on which it was so delivered, and if not a business day, then on the business day next following the day of delivery, and, if mailed, shall be deemed to have been given and received on the fifth day following the day on which it was so mailed, and, if sent by facsimile transmission, shall be deemed to have been given and received on the next business day following the day it was sent.

14.3.	Either Party may change his or its address for the sending of Notice to such Party by providing Notice to the other Party sent in accordance with the provisions hereof.

ARTICLE 15

MISCELLANEOUS

15.1.

The invalidity or non-enforceability of any provision or portion of such provision of this Agreement in any respect shall not affect the validity or enforceability of this Agreement in any other respect or of any other provision of this Agreement. In the event that any provision or portion of such provision of this Agreement shall be held invalid or unenforceable by a court of competent jurisdiction, it shall be deemed not to affect or impair the validity of any other covenant or provision of this Agreement, which shall remain in full force and effect.

15.2.

The Executive agrees that the breach or alleged breach by the Company of any term, condition or covenant contained in this Agreement, or any obligation owed to the Executive by the Company shall not affect the validity or enforceability of the covenants of the Executive set forth in this Agreement.

15.3.	The provisions of Articles 7-13 shall continue in effect notwithstanding termination of the Executive’s employment and the termination of this Agreement for any reason.
15.4.

This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario. The Parties hereby attorn to the exclusive jurisdiction of the Province of Ontario in order to settle any disputes relating to this Agreement, except insofar as a court of another jurisdiction is requested to enforce the restrictive covenants contained herein.

15.5.

This Agreement shall enure to the benefit of and be binding upon the Parties, together with their personal representatives, successors and permitted assigns. This Agreement is an employment agreement and may not be assigned by either Party without the prior consent of the other, except that the Company may assign this agreement to any of its Affiliates without the consent of the Executive.

15.6.

The Executive represents and warrants to the Company that the Executive is free to enter into this Agreement and is not barred by or subject to any contractual or other obligation that would be violated by the execution or performance of this Agreement.

15.7.

The waiver by either Party of any breach of the provisions of this Agreement shall not operate or be construed as a waiver by that Party of any other breach of the same or any other provision of this Agreement.

15.8.	This Agreement may not be amended or modified in any way except by written consent of the Executive and the Company.
15.9.	This Agreement may be executed in counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.
15.10.

This Agreement, along with the Company’s policies and the applicable benefit plans and agreements referred to herein, constitute the entire agreement of the Parties relating to the subject matter hereof, and supersede all previous agreements, arrangements, and understandings, whether express or implied, relating to the subject matter hereof. No other agreements, oral, implied or other, regarding the subject matter of this Agreement shall be deemed to exist or bind the Parties. The Executive further agrees that in entering into this Agreement, the Executive has not relied on any warranty, representation, assurance or promise of any kind whatsoever other than as expressly set out in this Agreement.

[The remainder of this page has been left intentionally blank]

IN WITNESS WHEREOF, the Parties hereto have executed this agreement the day and year first above written.

CARDIOL THERAPEUTICS INC.

By:	/s/ Terry Lynch
	Name:	Terry Lynch
	Title:	Director

SIGNED AND DELIVERED by the Executive	)
in the presence of:	)

/s/ Mary Hulbert
Witness

16 Geoffrey Street
Address

Toronto, ON M6R 1P3

/s/ David Elsley
DAVID ELSLEY

SCHEDULE “A”

FINAL RELEASE

I, DAVID ELSLEY, of the City of Oakville, in the Province of Ontario, in consideration of the amounts provided in the Executive Employment Agreement executed by myself and CARDIOL THERAPEUTICS INC. (the “Employment Agreement”) outlining the settlement arrangement between myself and CARDIOL THERAPEUTICS INC. (the “Company”) and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, do for myself, my executors and assigns hereby remise, release and forever discharge the Company, and any associated, affiliated, predecessor or parent company of the Company and their present and former directors, officers, agents and employees (the “Releasees”), including each of their respective successors, heirs, administrators and assigns, from all manner of actions, causes of action, debts, obligations, covenants, claims or demands, whatsoever which I may ever have had, now have, or can, shall or may hereafter have against the Releasees or any of them, by reason of or arising out of any cause, matter or thing whatsoever done, occurring or existing up to and including the present date and, in particular, without in any way restricting the generality of the foregoing, in respect of all claims of any nature whatsoever, past, present or future, directly or indirectly related to or arising out of or in connection with my relationship with the Releasees, as an employee, and the termination of my employment from the Company including, but not limited to, any claims related to any entitlement I may have or may have had to any payment or claim either at common law or under the Ontario Employment Standards Act, 2000, Ontario Human Rights Code, Federal Personal Information Protection and Electronic Delivery Act or any other applicable legislation governing or related to my employment with the Releasees.

AND FOR THE SAID CONSIDERATION, I, DAVID ELSLEY, present and warrant that I have not assigned to any person, firm or company any of the actions, causes of action, claims, suits, executions or demands which I release by this Release, or with respect to which I agree not to make any claim or take any proceeding herein.

IT IS FURTHER ACKNOWLEDGED that the payment to me includes full compensation and consideration for the loss of my employment benefits, as provided by the Releasees, and that all of my employment benefits and privileges shall cease on the Termination Date of my employment, except as otherwise provided in the Employment Agreement. I further acknowledge that I have received all benefits due to me and have no further claim against the Releasees for such benefits. I further accept sole responsibility to replace such benefits which I wish to continue or to exercise conversion privileges where applicable with respect to such benefits and, in particular any life insurance and long-term disability benefits. In the event that I become disabled following termination of my employment, I covenant not to sue the Releasees for insurance or other benefits or loss of same and hereby release the Releasees from any and all further obligations or liabilities arising therefrom.

IT IS FURTHER ACKNOWLEDGED that I am in receipt of all wages, overtime pay, vacation pay and general holiday pay and I further reconfirm that there are no entitlements, overtime pay or wages due and owing to myself by the Company. I confirm and agree that I have not received any Employment Insurance benefits from Service Canada, and I further confirm that there are no amounts owed for Employment Insurance benefits. I hereby agree to indemnify and hold harmless the Company for any amounts owing for Employment Insurance. I further agree to indemnify and save harmless the Company and shall be liable to the Company for any claims in regards to non-deduction or insufficient deduction of taxes or employment insurance monies in regards to the settlement agreed to herein, including any legal costs, interest or penalties as may be assessed or alleged against the Company.

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IT IS HEREBY AGREED that the terms of the Employment Agreement and of this Release will be kept confidential. No party hereto shall communicate any such terms to any third party under any circumstances whatsoever, excepting any necessary communication with my legal and financial advisors, as required, on the express condition that they maintain the confidentiality thereof, and any disclosure which is required by law, although either party shall be at liberty to disclose to third parties that a mutually acceptable Release was agreed upon. The invalidity and unenforceability of any provision of this Release shall not affect the validity or enforceability of any other provision of this Release, which shall remain in full force and effect.

I ACKNOWLEDGE that the satisfactory arrangements made between me and the Company do not constitute any admission of liability by or on behalf of the Company.

I ACKNOWLEDGE AND AGREE that my execution of this Release constitutes a resignation of any directorship I may hold with the Company.

I HEREBY DECLARE that I have read all of this Release, fully understand the terms of this Release and voluntarily accept the consideration stated herein as the sole consideration for this Release for the purpose of making a full and final settlement with the Releasees. I further acknowledge and confirm that I have been given an adequate period of time to obtain independent legal counsel regarding the meaning and the significance of the terms herein and the covenants mutually exchanged.

IN WITNESS WHEREOF, signed this               day of               , 20       .

DAVID ELSLEY

Witness Signature

Witness (Print Name)

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